SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

24 March 2014

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

•    On 24 March 2014, the undernoted Executive Directors and PDMRs were granted conditional awards over Aviva plc ordinary shares under the Aviva Annual Bonus Plan 2011 ("ABP") and Aviva Long Term Incentive Plan 2011
      ("LTIP"). The ABP awards represent the deferral, for a period of three years, of two thirds of the bonuses paid to the Group Chief Executive Officer, and one half of the bonuses paid to PDMRs, in respect of 2013.

• The LTIP and ABP awards will vest in 2017 in accordance with the plan rules.

•    The LTIP awards are subject to the achievement of performance targets (50% based on absolute Return on Equity and 50% based on relative Total Shareholder Return against a comparator group) measured over a three year performance period from 1 January 2014 to 31 December 2016. The amounts shown above represent the maximum possible opportunity.

• The LTIP awards were made for nil consideration.

•   The price used to calculate the number of ABP and LTIP shares awarded was £4.89, being the average of the mid-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding the date of grant (24 March 2014).

Executive Directors	Number of ABP shares awarded (for 2013)	Number of LTIP shares awarded in 2014
Mark Wilson	150,306	601,226

PDMRs	Number of ABP shares awarded (for 2013)	Number of LTIP shares awarded in 2014
Kirstine Cooper	40,081	143,149
John Lister	51,124	163,599
Jason Windsor	42,944	153,374
Nitinbhai Amin	36,036	163,599

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 24 March 2014.

Media Enquiries:

Andrew Reid                                                                              +44 (0)207 662 3131

Sarah Swailes                                                                             +44 (0)207 662 6700

Share Award Enquiries:

Liz Nicholls, Company Secretarial                                         +44 (0)207 662 2563

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary